XINYUAN REAL ESTATE CO., LTD. ACQUIRES NEW YORK CITY DEVELOPMENT SITE

BEIJING, September 28, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic cities in China, today announced that its U.S. development arm, XIN Development Group International, Inc. (“XIN” and collectively with Xinyuan, the “Company”) has acquired a parcel of land, located at Kent Avenue and South 8th Street, in the Williamsburg neighborhood of Brooklyn, New York. XIN purchased the Williamsburg development site for US$54.2 million.

The property offers a total site area of approximately 92,000 square feet (8,547 square meters), and already has approximately US$8 million of permitting, zoning and foundation construction completed. Located in the trendy Williamsburg area, the site will accommodate approximately 506,000 square feet (47,194 square meters) gross buildable residential condominium development. The project is shovel-ready, and with some design modifications, XIN expects to begin construction in the first half of 2013.

Williamsburg is one of the most popular neighborhoods in New York for singles and new families because of the expanding high-quality housing, restaurants and night life, Waterfront Park, and in close proximity to Manhattan. The site has views of downtown Manhattan and is a short distance from the Wall Street financial district. The acquisition represents XIN’s first major U.S. residential development project, and its third investment in the United States.

“With this pioneering acquisition in one of the most competitive and attractive markets globally, New York City, we have entered the U.S. residential real estate development market. The location is very popular with U.S. domestic purchasers, and New York is a top destination for purchasers from China,” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

“The Williamsburg project will offer a quality residential condominium development to more than 200 New York families, as well as allow us to capture a large demand from China for quality residential product in the United States,” added Mr. Zhang.

Buyers from China and Hong Kong accounted for $9 billion of U.S. residential sales in the 12 months ended March 2012, up significantly from 2010, making them the second largest group of foreign buyers of homes in the U.S. behind Canadians, according to data released earlier this year by the National Association of Realtors.

“I want to commend our New York team for acquiring a quality site at a favorable price. We believe this will be attractive to both U.S. and Chinese purchasers alike, and we are pioneering in systematically capturing this attractive market opportunity,” said Mr. Zhang.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan’s U.S. development arm, XIN Development Group International, Inc. (“XIN”) is a pioneer amongst Chinese real estate residential developers, entering the US market with three projects in 2012. Xinyuan is listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of September 27, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com